SEC FILE NUMBER
001 34998
CUSIP NUMBER
74732Y105

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

 (Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant
QKL Stores Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
4 Nanreyuan Street, Dongfeng Road, Sartu District

City, State and Zip Code
163311 Daqing, People’s Republic of China

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 17, 2012, the Audit Committee of the Board of Directors of QKL Stores Inc. (the “Company”), after consultation with and upon recommendation from management of the Company, concluded the Company’s previously issued audited financial statements for the year ended December 31, 2010 included in its Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2011 and the unaudited financial statements for the three months ended March 31, 2011 and June 30, 2011 included in its Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2011 and August 15, 2011 should no longer be relied upon and that disclosure should be made and action should be taken to prevent future reliance. The Company will restate its financial statements for the year ended December 31, 2010, the three months ended March 31, 2011 and the three and six months ended June 30, 2011 due to issues raised by the Staff of the SEC in a series of comment letters regarding the Company’s Annual Report and Quarterly Reports filed during 2011 relating to the calculation of earnings per share in the financial statements and related notes.

The reason for the conclusion regarding the non-reliance is that the Company should have calculated earnings per share in accordance with ASC 260, Earnings Per Share, which requires presentation of earnings per share using the two class method when a company has securities that participate in common stock dividends. Therefore, the Company’s issued and outstanding convertible preferred stock, which participates in dividends of the Company on the same basis as holders of the Company’s common stock, should have been but was not included in the calculation of basic earnings per share using the two class method.

Due to the Company’s plan to restate its financial statements for the year ended December 31, 2010, the three months ended March 31, 2011 and the three and six months ended June 30, 2011, and the Company’s dismissal of BDO China Shu Lun Pan Certified Public Accountants LLP, as its principal accountant, and engagement of Albert Wong & Co LLP (“Albert Wong”) as its new independent registered public accounting firm, the audit of the Company’s books and records for its annual report on Form 10-K for the year ended December 31, 2011 conducted by Albert Wong is taking longer than expected. As a result, the Company could not finalize its financial statements within the prescribed time period.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Frank Marinaro, Esq.	+86-10	5954-3588
	(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).		☒Yes ☐No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☐Yes ☒No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

QKL Stores Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : March 30, 2012	By:/s/ Zhuangyi Wang Name: Zhuangyi Wang Title: Chief Executive officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).